MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

FIRST QUARTER ENDED MARCH 31, 2012

As at May 9, 2012

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the first quarter ended March 31, 2012

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries’ (“Fortuna” or the “Company”) performance and such factors that may affect its future performance. For a comprehensive understanding of Fortuna’s financial condition and financial performance, this MD&A should be read in conjunction with the Company’s audited consolidated financial statements for year ended December 31, 2011 and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore of processed ore, cash cost per ounce of payable silver, cash cost per ounce of payable silver, adjusted net income (loss), cash generated by operating activities before changes in working capital, income taxes, and interest income, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements”.

Index

Page

Business of the Company

2

Recent Developments and First Quarter 2012 Highlights

2

Results of Operations

3

Property Option Agreements

10

Quarterly Information

11

First Quarter Financial Results

12

Cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures)

15

Liquidity and Capital Resources

17

Off-Balance Sheet Arrangements

21

Derivatives

22

Related Party Transactions

22

Significant Accounting Judgments and Estimates

24

Financial Instruments and Related Risks

25

Significant Changes in Accounting Policies including Initial Adoption

29

New Accounting Standards

30

Other Data

32

Share Position and Outstanding Warrants and Options

33

Other Risks and Uncertainties

34

Controls and Procedures

34

Outlook

34

Cautionary Statement on Forward-Looking Statements

36

Management’s Discussion and Analysis Page - 1

Business of the Company

Fortuna is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing.  The Company operates the Caylloma silver/lead/zinc mine in southern Peru and the San Jose silver/gold mine in Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada and is listed on the New York Stock Exchange under the trading ticker symbol “FSM”, and on the Toronto Stock Exchange and Lima Stock Exchange under the trading ticker symbol “FVI”.

The Company’s registered office is at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

The financial results include the accounts of the Company and wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc.; Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

Recent Developments and First Quarter 2012 Highlights

Financial and Operating Results

During the first quarter ended March 31, 2012, the Company generated net income of $11.11 million, up 132% over the prior year period (Q1 2011: $4.78 million), and operating income of $16.53 million, up 105% over the prior year period (Q1 2011: $8.08 million).  The increase reflects the contribution of the San Jose mine which commenced commercial operations in September of 2011.

Basic earnings per share for the Q1 2012 were $0.09 (Q1 2011: $0.04), up 125% over the prior year period.

Cash generated by operating activities before changes in working capital, for the first quarter of 2012 totaled $14.69 million (Q1 2011: $6.03 million), up 144% over the prior year period. The corresponding operating cash flow per share was $0.12 (2011: $0.05).  Operating cash flow, which is net of tax payments of $5.77 million, includes $4.03 million related to the final 2011 income tax payments.  After adjusting for these 2011 taxes paid in Q1, operating cash flow per share was $0.15, up 81% over the prior year period.

Silver produced during the first quarter ended March 31, 2012 was 953,091 (Q1 2011: 437,123) ounces, 118% above the prior year.  Gold produced during the first quarter ended March 31, 2012 was 5,137 (Q1 2011: 601) ounces, 754% above the prior year.

During the first quarter ended March 31, 2012 silver comprised 66% (Q1 2011: 58%) of revenue and the net realized silver price was $28.31 (Q1 2011: $28.26) per ounce. Consolidated cash cost per ounce of payable silver, for the first quarter, net of by-product credits, was $3.18 (Q1 2011: negative $5.67). By-product gold accounted for 18% of revenue with the balance coming from lead and zinc sales. Refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales.

Management’s Discussion and Analysis Page - 2

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS
	Three months ended March 31,
	2012	2011
Consolidated Metal Production	Consolidated	Consolidated

Silver (oz)*	953,091	437,123
Gold (oz)*	5,137	601
Lead (000’s lb)	4,443	5,046
Zinc (000’s lb)	5,321	5,745
Copper (000’s lb)	0	36

The Company’s silver production in Q1 2012 was 118% higher than Q1 2011 as a result of higher silver production from Caylloma of 11% and the contribution from San Jose of 468,865 ounces.  The Company’s gold production in Q1 2012 was 754% higher than Q1 2011 as a result of the contribution from San Jose of 4,497 ounces.

The Company is on schedule to deliver 3.7 million ounces of silver and 17,400 ounces of gold or 4.6 million ounces of silver equivalent plus significant base metal by-product in 2012.

Consolidated Production Highlights for Q1 2012:

•

Silver production of 953,091 ounces; 118% increase over Q1 2011;

•

Gold production of 5,137 ounces; 754% increase over Q1 2011;

•

Lead production of 4,443 (000’s) pounds; 12% decrease over Q1 2011; and,

•

Zinc production of 5,321 (000’s) pounds; 7% decrease over Q1 2011; and,

•

Cash cost per ounce of payable silver, net of by-product credits, $3.18 (refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales).

Consolidated cash cost per ounce of payable silver, for the first quarter, net of by-product credits, was $3.18 compared to negative $5.67 for the same period in 2011.  The increase over last year is mainly explained by the increase in  cash cost per ounce at the Caylloma mine which experienced a sharp raise from negative $5.67 in Q1 2011 to $7.21 in the current period.   This sharp increment over last year at Caylloma is explained by a decrease in by-product credits of $7.10 per ounce, a 31% unit cash cost per tonne of processed ore increase and higher refining charges of $1.46 per ounce.  (See “Discussion on Caylloma Mine Operations” for more detail).

Management’s Discussion and Analysis Page - 3

Caylloma Mine Production

	QUARTERLY RESULTS
	Three months ended March 31,
	2012	2011
Mine Production	Caylloma	Caylloma
Tonnes milled	113,444	104,937
Average tonnes milled per day	1,260	1,206

Silver*
Grade (g/t)	171	158
Recovery %*	77.51	82.23
Production (oz)*	484,226	437,123
Gold
Grade (g/t)	0.39	0.37
Recovery %*	45.33	47.80
Production (oz)*	640	601
Lead
Grade (%)	1.98	2.36
Recovery %	89.92	92.40
Production (000's lb)	4,443	5,046
Zinc
Grade (%)	2.43	2.87
Recovery %	87.71	86.56
Production (000's lb)	5,321	5,745
Copper Production (000's lb)	0	36
Unit Costs
Production cash cost (US$/oz Ag)**	7.21	(5.67)
Production cash cost (US$/tonne)	81.58	62.50
Unit Net Smelter Return (US$/tonne)	181.43	207.99

* Caylloma: Silver in lead and copper concentrates

** Net of by-product credits

Summary of Q1 2012 Caylloma Mine Production Results:

•

Silver production of 484,226 ounces; 11% increase over Q1 2011;

•

Gold production of 640 ounces; 6% increase over Q1 2011;

•

Lead production of 4,443 (‘000’s) pounds; 12% decrease over Q1 2011;

•

Zinc production of 5,321 (‘000’s) pounds; 7% decrease over Q1 2011; and,

•

Cash cost per ounce of payable silver, net of by-product credits, $7.21 (refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales).

Management’s Discussion and Analysis Page - 4

Discussion on Caylloma Mine Operations

During the first quarter of 2012 silver production at Caylloma increased 11% compared to the same quarter in the previous year as a result of improved head grades in level 6 of Animas vein, and in spite of the lower metallurgical recovery as a result of the oxide content at level 6.  The polymetallic Animas vein contributed 89% of processed ore and level 6 at Animas contributed 36% of total processed ore.  Management expects recoveries will continue to be affected throughout the year as mining progresses through oxidized reserves in the upper levels of the mine. Management is conducting metallurgical testing and evaluating alternatives, including restarting the copper circuit, which can have an effect on improvement of mixed oxide-sulfide recoveries this year.

Zinc and lead metal production decreased 7% and 12% respectively with respect to the same quarter in the previous year as a result of lower head grades.  The decrease in head grades is related to the progression of the mining sequence which is consistent with a trend towards the average of the reserve.

The Company noted that it has received notification on April 3, 2012 from the Peruvian Ministry of Energy and Mines (“Ministerio de Energía y Minas”) outlining its observations on the construction permit of the new tailings facility and granting thirty days for a response.  The principal observations were to surface title documentation for various parcels and minor technical observations.  The Company will file responses to all the observations, which are not deemed to be material, before May 18th.   In parallel, a positive feasibility study and engineering have been concluded to expand the holding capacity of the current tailings facility for an additional five months of operation.  The project has a budget of US$0.5 million and will be concluded within three months.  This expansion will provide for stand-by holding capacity for any contingency.

Investment projects at Caylloma:

Main Projects:	2012	2013	Total
Processing Plant and Energy	Plant $4.8 million Energy $4.2 million	$3.2 million $2.8 million	$15.0 million
Tailings dam	$5.8 million	$0.5 million	$6.3 million
Mine Camp	$4.5 million	$4.5 million	$9.0 million

•

Processing plant and energy project – Total forecast amount: $15.0 million.  The Company is advancing with engineering design to optimize the mine and plant at a rate of 1600 tpd by 2013. In the course of the second quarter of 2012 we plan to generate a project schedule and detailed budget.  The $15.0 million figure corresponds to a scoping level estimate which includes a provision to address long term energy requirements.

•

Tailings dam – Total forecast amount: $6.3 million:  These investments will provide for a tailings facility corresponding to 7 years of mine life at current production rates.  This new tailings site has a staged design with an ultimate holding capacity equivalent to approximately twenty years of operations at current rates. See above for update on permitting.

•

Mine camp – Total forecast amount: $9.0 million. The revamping of the mine camp is a key aspect of the sustainability of the business and a budget of $4.5 million has been assigned for 2012 to address the higher priority needs and a similar amount for 2013 for the completion of the project.  Construction contracts are currently being negotiated.

Management’s Discussion and Analysis Page - 5

Cash cost per payable ounce of silver, for the quarter ended March 31, 2012, was $7.21 net of by-product credits compared to negative $5.67 in Q1 2011. The sharp increment over last year is explained by a decrease in by-product credits of $7.10 per ounce, a 31% unit cash cost per tonne of processed ore increase and higher refining charges of $1.46 per ounce. The decrease in by-product credits was primarily due to lower lead and zinc market prices (lead (“Pb”) 20%, zinc (“Zn”) 15%) and production (Pb 12%, Zn 7%). The unit cost increments reflect cost increases in qualified labor and industry related services that have been mounting in the Peruvian underground mining industry since late 2010 with an emphasis at the end of 2011. The increase in refining charges reflects deteriorated commercial terms for lead-silver concentrate sold to Chinese smelters.

For 2012, the Company anticipates no material increases in our direct cost and estimates a cash cost per tonne of processed ore in the range of $85 per tonne.

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are non-GAAP financial measures.  Refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales.

San Jose Mine Production

	QUARTERLY RESULTS
	Three months ended March 31,
	2012	2011
Mine Production	San Jose	San Jose
Tonnes milled	87,056	0
Average tonnes milled per day	989	0

Silver*
Grade (g/t)	198	0
Recovery %*	84.64	0.00
Production (oz)*	468,865	0
Gold
Grade (g/t)	1.92	0.00
Recovery %*	83.51	0.00
Production (oz)*	4,497	0
Unit Costs
Production cash cost (US$/oz Ag)**	(1.02)	na
Production cash cost (US$/tonne)	65.46	na
Unit Net Smelter Return (US$/tonne)	223.99	0.00

* San Jose:  Silver in silver and gold concentrates

Summary of Q1 2012 San Jose Mine Production Results:

•

Silver production of 468,865 ounces;

•

Gold production of 4,497 ounces; and,

•

Cash cost per ounce of payable silver, net of by-product credits, negative $1.02 (refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales).

Management’s Discussion and Analysis Page - 6

Discussion on San Jose Mine Operations

In the first quarter of 2012 the mill processed 87,056 tonnes (“t”) of ore and the mine extracted 76,000 t.  Out of this total 56% was sourced from the working areas above level 1400 (reserve blocks K,L, and M) and the balance of 44% was contributed by mine preparation on reserve blocks A and B on level 1350.  Actual mining on level 1350 started in the month of April 2012.  The behavior of reserve blocks on the first floor of level 1350 show a pattern of higher grade and narrower width of mineralization.  On balance, contained metal is roughly the same but ore is higher quality.  The impact of ore contribution from level 1350 has resulted in average head grades above plan for silver and gold of 20% and 41% respectively.

As of the third week of April 2012 the main access ramp had reached mining level 1300 where development of reserve blocks C and D will take place throughout the rest of 2012, and which will be key for the mine ramp up in 2013.  Overall, the mine development plan that will support the ramp up to 1,500 tonnes per day (“tpd”) is approximately three months ahead of schedule.

During the quarter the processing plant continued to perform according to plan with average metallurgical recoveries for silver and gold at 84.64% and 83.51% respectively, or  97% and 93% of design parameters.

Investment projects at San Jose:

Main Projects:	2012	2013	Total
Concentrate leaching plant	$6.0 million	$6.0 million	$12.0 million
Tailings dam	$6.5 million	$2.0 million	$8.5 million
Processing Plant	$4.0 million	$2.0 million	$6.0 million

•

Concentrate leaching plant – Total forecast amount: $12 million.  The concentrate leaching plant project is being advanced on the land acquisition and engineering fronts.  In the course of the second quarter of 2012 we expect to produce a project schedule with a commissioning target date.  The economics of the project indicate savings between $2/oz and $2.4/oz, based on the commercial terms of 2012 concentrate sales contracts.

•

Tailings dam – Total forecast amount: $8.5 million.  The expansion of the tailings dam is scheduled to commence in July of 2012 and extend into the first quarter of 2013.  The project contemplates a forecast for 2012 of $6.5 million and an additional $2.0 million to be spent in 2013.  These investments will provide a tailings life for the full extension of reserves.

•

Processing plant – Total forecast amount: $6.0 million.  The processing plant expansion project is scheduled to start in mid-2012 and commissioned towards the second quarter of 2013. The expansion of the processing plant contemplates a forecast for 2012 of $4.0 million and an additional $2.0 million to be spent in 2013.  The expansion will provide throughput capacity of 1,500 tpd and includes the installation of an additional ball mill as principal equipment.

Cash cost per payable ounce of silver, for the quarter ended March 31, 2012, was negative $1.02 net of by-product credits. Cash cost per tonne of processed ore for the period was $65.46.  Cash cost per tonne of processed ore in Q4 of 2011 was $47.16 as there was a large effect from the pre-commerical production ore stock pile.  The second quarter of 2012 operations at San Jose will be more representative in terms of cost moving forward.  The Company estimates a stable average cash cost per tonne of processed ore in the range of $70 per tonne for 2012.

Management’s Discussion and Analysis Page - 7

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are non-GAAP financial measures. Refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales.

Management’s Discussion and Analysis Page - 8

Caylloma Mine and San Jose Mine Concentrates

	QUARTERLY RESULTS
	Three months ended March 31,
	2012		2011
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose
Silver Gold
Opening Inventory (t)	0	730	0	0
Production (t)	0	2,062	0	0
Sales (t)	0	1,987	0	0
Adjustment (t)	0	0	0	0
Closing Inventory (t)	0	805	0	0
Ag in concentrate (g/t)**	0	7,073	0	0
Au in concentrate (g/t)**	0	68	0	0
Zinc
Opening Inventory (t)	305	0	258	0
Production (t)	4,651	0	5,049	0
Sales (t)	4,464	0	4,757	0
Adjustment (t)	0	0	9	0
Closing Inventory (t)	491	0	559	0
Zn in concentrate (%)**	51.89	0.00	51.61	0.00
Lead
Opening Inventory (t)	255	0	191	0
Production (t)	3,601	0	3,864	0
Sales (t)	3,600	0	3,561	0
Adjustment (t)	21	0	21	0
Closing Inventory (t)	276	0	515	0
Ag in concentrate (g/t)**	4,183	0	3,189	0
Pb in concentrate (%)**	55.97	0.00	59.23	0.00
Copper
Opening inventory (t)	4	0	29	0
Production (t)	0	0	80	0
Sales (t)	0	0	104	0
Adjustment (t)	0	0	-1	0
Closing Inventory (t)	4	0	4	0
Ag in concentrate (g/t)**	0	0	15,876	0
Cu in concentrate (%)**	0.00	0.00	20.23	0.00

** Grades from commercial production.

Management’s Discussion and Analysis Page - 9

Property Option Agreements

Mario Property

In May 2011, the Company entered into an agreement to acquire a 100% interest in the Mario Property, located in the Department of Junin in central Peru.  Under the terms of the agreement, the Company is granted the exclusive right and option to purchase an undivided 100% interest in the Mario Property subject to the following payments:

1.

$0.50 million on signing of agreement;

2.

$0.50 million on or before six months from the signing of the agreement;

3.

$0.50 million on or before 12 months from the signing of the agreement; and,

4.

$2.50 million on or before 24 months from the signing of the agreement.

The transfer of the property to the Company is subject to a 1% net smelter return (“NSR”) royalty on production from the property payable to Crocodile Gold (“Crocodile”).  The Company shall have the right to purchase the NSR royalty from Crocodile at any time during the five-year period following the final option payment for the sum of $3.0 million.  The property is also subject to a 2% NSR royalty on production payable to Teck Cominco and a 0.5% NSR royalty on production payable to Socrate Capital Inc., with each royalty in turn subject to certain buy-back provisions.  As at March 31, 2012, $1.0 million has been paid under the agreement.

Don Mario Property

The Company entered into an option agreement, effective July 20, 2011, to acquire 100% interest in the Don Mario property, with Consorcio Empresarial Agmin S.A.C. (“AGMIN”). Under the terms of the mining assignment and option to purchase mineral rights agreement (“agreement”), the Company is required to make the following payments:

1.

$0.20 million on signing the agreement;

2.

$0.30 million after 12 months from signing the agreement;

3.

$0.50 million after 24 months from signing the agreement; and,

4.

$2.00 million after 36 months from signing the agreement.

Under the terms of the agreement, once the option is exercised and the technical report is prepared under National Instrument 43-101 and published, if the pre-feasibility study indicates that the property contains more than five million silver equivalent ounces, the Company would further pay AGMIN, one dollar for each additional resource and reserves indicated in the pre-feasibility report. The Company has the option to buy-out the additional pay-out for a further $3.0 million, subject to certain conditions.  As at March 31, 2012, $0.20 million has been paid under the agreement.

Management’s Discussion and Analysis Page - 10

Tlacolula Property

In September 2009, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company).

The Company can earn the Interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within three years, and making staged annual payments of $0.25 million cash and $0.25 million in common stock of the Company to Radius according to the following schedule:

➢

$0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;

➢

$0.03 cash and $0.03 million cash equivalent in shares by the first year anniversary;

➢

$0.05 cash and $0.05 million cash equivalent in shares by the second year anniversary;

➢

$0.05 cash and $0.05 million cash equivalent in shares by the third year anniversary; and,

➢

$0.10 cash and $0.10 million cash equivalent in shares by the fourth year anniversary.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As at March 31, 2012, the Company had issued a total of 23,174 common shares of the Company with a fair market value of $0.10 million and paid $0.10 million cash according to the terms of the option agreement.

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2012:

	Quarters ended
Expressed in $000’s, except per share data*	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10
Sales	40,601	31,047	32,543	24,528	21,886	23,909	18,039	14,565
Operating income	16,533	4,436	14,886	10,667	8,076	8,031	1,030	9,629
Income (loss)	11,111	(1,756)	10,309	6,199	4,781	4,333	(773)	6,719
Earnings per share, basic	0.09	(0.01)	0.08	0.05	0.04	0.04	(0.01)	0.06
Earnings per share, diluted	0.09	(0.01)	0.08	0.05	0.04	0.04	(0.01)	0.06

Total assets	280,825	271,641	270,289	253,350	242,566	233,871	180,480	175,447
Leases and long term liabilities	2,237	2,764	2,873	2,988	3,384	3,166	2,653	1,384

The past eight quarters show a consistent trend of sales growth.  This trend reflects the surge in silver price since the beginning of 2010 and the commencement of commercial production at the San Jose mine starting in September 2011.

Management’s Discussion and Analysis Page - 11

First Quarter Financial Results

During the first quarter ended March 31, 2012, the Company generated net income of $11.11 million (Q1 2011: $4.78 million) on operating income of $16.53 million (Q1 2011: $8.08 million).  The increase in net income of 132% compared to the same period in 2011 is mainly attributable to higher mine operating income of $21.08 million (Q1 2011: $13.05 million), and lower net loss on commodity contracts of $0.34 million (Q1 2011: $1.01 million), offset by higher income taxes of $5.43 million (Q1 2011: $3.41 million).

Our selling, general and administrative expenses remained almost flat quarter over quarter, in spite of the expenses associated with our new operation in San Jose, due to a $0.70 million credit related to the mark-to-market of restricted and deferred share units in the face of the reduction in share price during the quarter. Shared-based payments related to vesting of granted instruments, outside of the mark-to-market effect, amount on average to $0.35 million per quarter.

The increase in mine operating income is explained by the contribution of the San Jose mine. Mine operating margin was 52% compared to 60% in Q1 2011, in spite of a 60% mine operating margin at San Jose, as a result of deteriorated margin at Caylloma of 45% (Q1 2011: 60%) which was negatively impacted by the effect of higher unit production cash cost (31%).

Sales, for the first quarter ended March 31, 2012 increased by 86% to $40.60 million (Q1 2011: $21.89 million) compared to the same quarter a year ago. The sales increase is explained by the contribution from San Jose of $19.24 million (Q1 2011: $nil). Sales at Caylloma remained at similar levels as in the prior year in spite of higher silver ounces sold of 15% as a result of lower lead and zinc sold (5% and 5%, respectively) with lower lead and zinc market prices (20% and 15%, respectively). Sales of metal concentrates are net of refining and treatment charges.

Management’s Discussion and Analysis Page - 12

	QUARTERLY RESULTS
	Three months ended March 31,
	2012			2011
Mine Metal Sold and Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver
Sales (oz)*	487,019	424,625	911,644	423,236	-	423,236
Net Realized Price (US$/oz)**	27.99	28.64	28.31	28.26	-	28.26
Market Price (US$/oz)***	32.62	32.62	32.62	31.66	-	31.66
Gold
Sales (oz)	689	4,154	4,843	635	-	635
Net Realized Price (US$/oz)	1,332.77	1,334.29	1,334.11	1,000.51	-	1,000.51
Market Price (US$/oz)***	1,690.84	1,691.13	1,690.99	1,384.63	-	1,384.63
Lead
Sales (000's lb)	4,401	-	4,401	4,637	-	4,637
Net Realized Price (US$/lb)	0.63	-	0.63	0.94	-	0.94
Market Price (US$/lb)***	0.95	-	0.95	1.18	-	1.18
Zinc
Sales (000's lb)	5,159	-	5,159	5,445	-	5,445
Net Realized Price (US$/lb)	0.68	-	0.68	0.71	-	0.71
Market Price (US$/lb)***	0.92	-	0.92	1.09	-	1.09
Copper
Sales (000's lb)	-	-	-	52	-	52
Net Realized Price (US$/lb)	-	-	-	2.65	-	2.65
Market Price (US$/lb)***	3.77	-	3.77	4.38	-	4.38

* Contained metal in concentrate. The current and subsequent period may include final settlement quantity adjustments from prior periods.

**Calculated based on contained metals and after deductions, treatment and refining charges.

   Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

   Net realized prices are based on provisional sales and are calculated before government royalties.

***Source: Silver: London Silver Market Fixing Ltd USD

Gold: London Gold Market Fixing Ltd. USD A.M. and P.M. Average

Lead, Zinc and Copper: London Metal Exchange (LME) Cash Seller and Settlement

Cost of sales, for the first quarter ended March 31, 2012 increased by 121% to $19.52 million (Q1 2011: $8.83 million) compared to the prior year.  The increase is primarily attributable to the contribution of the San Jose mine of $7.71 million (Q1 2011: $nil) which was in production for the full quarter resulting in an overall throughput increase of 91%, and to 31% higher unit production cash costs per tonne of processed ore at Caylloma.  (Refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures)).

	Expressed in $ millions
	Three months ended March 31,
	2012	2011
Cost of Sales	$12.90	$5.45
Depreciation, Depletion	4.40	1.77
Distribution	1.18	0.60
Community Relations	0.04	0.08
Workers Participation	0.40	0.72
Government royalty and mining tax	0.60	0.21
	$19.52	$8.83

Management’s Discussion and Analysis Page - 13

Selling, general and administrative expenses, for the first quarter ended March 31, 2012 increased by 7% to $3.89 million (Q1 2011: $3.63 million).  The increase is primarily attributable to an increase of $0.77 million in Cuzcatlan general and administrative expenses (Q1 2011: $nil) and an increase of $0.28 million in corporate general and administrative expenses, mainly as a result of higher salaries and professional fees related to the growth of the Company.  The decrease in share-based payments of $0.74 million is mainly related to the mark-to-market of restricted share units and deferred share units in the face of the 20% drop in share price during the quarter.

Our selling, general and administrative expenses consist primarily of corporate office and subsidiary expenses such as salaries and other payroll related costs for our executive, administrative, legal, financial, information technology, human and organizational development and procurement functions, as well as other professional service fees.

	Expressed in $ millions
	Three months ended March 31,
	2012	2011
Corporate general and administrative expenses	$2.41	$2.14
Bateas general and administrative expenses	0.81	0.73
Cuzcatlan general and administrative expenses	0.77	-
Foreign exchange	0.12	0.16
Share-based payments	(0.29)	0.45
Peruvian workers’ participation	0.07	0.15
	$3.89	$3.63

Exploration and evaluation costs, for the first quarter ended March 31, 2012 decreased marginally to $0.31 million (Q1 2011: $0.36 million).

Net loss on commodity contract, for the first quarter ended March 31, 2012, was $0.34 million (Q1 2011: $1.01 million).  The loss is related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period.

Interest income, for the first quarter ended March 31, 2012 decreased by 38% to $0.16 million (Q1 2011: $0.25 million) resulting from a reduction in cash balances.

Interest expense, for the first quarter ended March 31, 2012 remained unchanged from $0.14 million (Q1 2011: $0.14 million).

Income taxes, for the first quarter ended March 31, 2012 increased by 59% to $5.43 million (Q1 2011: $3.41 million) due to the deferred tax arising from Cuzcatlan.

Income tax provision is comprised of $1.92 million (Q1 2011: $3.39 million) of current income tax expense arising from our Peruvian operations and $3.52 million (Q1 2011: $0.02 million) of deferred income tax expense arising from our Peruvian and Mexican operations.

Management’s Discussion and Analysis Page - 14

Cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures)

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. In addition, cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. Management believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following table presents a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver of payable silver to the cost of sales in the condensed interim consolidated financial statements for the three months ended March 31, 2012 and 2011.

Consolidated Mine Cash Cost	Expressed in $'000's		Expressed in $'000's
	Q1 2012	YTD Q1 2012	Q1 2011	YTD Q1 2011
Cost of sales [2]	19,520	19,520	8,834	8,834
Add / (Subtract)
Change in concentrate inventory	1,228	1,228	563	563
Depletion and depreciation in concentrate inventory	(396)	(396)	(129)	(129)
Government royalties and mining taxes	(602)	(602)	(214)	(214)
Workers participation	(398)	(398)	(721)	(721)
Depletion and depreciation	(4,398)	(4,398)	(1,774)	(1,774)
Cash cost	14,954	14,954	6,559	6,559
Total processed ore (tonnes)	200,500	200,500	104,937	104,937

Cash cost per tonne of processed ore ($/t)	74.58	74.58	62.50	62.50
Cash cost	14,954	14,954	6,559	6,559
Add / (Subtract)
By-product credits [1]	(13,986)	(13,986)	(9,423)	(9,423)
Refining charges	1,899	1,899	510	510
Cash cost applicable per payable ounce	2,867	2,867	(2,354)	(2,354)

Payable silver ounces	902,211	902,211	415,267	415,267

Cash cost per ounce of payable silver ($/oz)	3.18	3.18	(5.67)	(5.67)

1 By-product credits as included in the provisional sales

2 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 15

Caylloma Mine Cash Cost	Expressed in $'000's		Expressed in $'000's
	Q1 2012	YTD Q1 2012	Q1 2011	YTD Q1 2011
Cost of sales [2]	11,815	11,815	8,834	8,834
Add / (Subtract)
Change in concentrate inventory	271	271	563	563
Depletion and depreciation in concentrate inventory	(38)	(38)	(129)	(129)
Government royalties and mining taxes	(602)	(602)	(214)	(214)
Workers participation	(398)	(398)	(721)	(721)
Depletion and depreciation	(1,793)	(1,793)	(1,774)	(1,774)
Cash cost	9,255	9,255	6,559	6,559
Total processed ore (tonnes)	113,444	113,444	104,937	104,937

Cash cost per tonne of processed ore ($/t)	81.58	81.58	62.50	62.50
Cash cost	9,255	9,255	6,559	6,559
Add / (Subtract)
By-product credits [1]	(7,172)	(7,172)	(9,423)	(9,423)
Refining charges	1,236	1,236	510	510
Cash cost applicable per payable ounce	3,319	3,319	(2,354)	(2,354)

Payable silver ounces	460,015	460,015	415,267	415,267

Cash cost per ounce of payable silver ($/oz)	7.21	7.21	(5.67)	(5.67)

1 By-product credits as included in the provisional sales

2 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 16

San Jose Mine Cash Cost	Expressed in $'000's		Expressed in $'000's
	Q1 2012	YTD Q1 2012	Q1 2011	YTD Q1 2011
Cost of sales [2]	7,705	7,705	-	-
Add / (Subtract)
Change in concentrate inventory	957	957	-	-
Depletion and depreciation in concentrate inventory	(358)	(358)	-	-
Depletion and depreciation	(2,605)	(2,605)	-	-
Cash cost	5,699	5,699	-	-
Total processed ore (tonnes)	87,056	87,056	-	-

Cash cost per tonne of processed ore ($/t)	65.46	65.46	na	na
Cash cost	5,699	5,699	-	-
Add / (Subtract)
By-product credits [1]	(6,814)	(6,814)	-	-
Refining charges	663	663	-	-
Cash cost applicable per payable ounce	(452)	(452)	-	-

Payable silver ounces	442,196	442,196	-	-

Cash cost per ounce of payable silver ($/oz)	(1.02)	(1.02)	na	na

1 By-product credits as included in the provisional sales

2 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Liquidity and Capital Resources

The capital of the Company consists of equity and available credit facility, net of cash.  The Board of Directors does not establish a quantitative return on capital criteria for management.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s cash and cash equivalents as at March 31, 2012 totalled $53.85 million (Q1 2011: $61.47 million), and short term investments totalled $nil (Q1 2011: $21.10 million). The $14.58 million increase (Q1 2011: $10.25 million increase) in cash and cash equivalents at March 31, 2012 compared to the end of the prior year is largely due to the redemption of short term investments.  As at March 31, 2012, working capital amounted to $77.06 million (2011: $63.90 million).

The 2012 increase in working capital reflects an increase in derivative assets, accounts receivable and other assets, prepaid expenses, due from related parties, inventories, and decreases in trade and other payables, due to related parties, derivative liabilities, income tax payable, and current portion of long term liabilities; offset by a decrease in short term investments and an increase in provisions.

Management’s Discussion and Analysis Page - 17

During the first quarter ended March 31, 2012, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $20.32 million (Q1 2011: $11.11 million).  Changes in non-cash working capital items amounted to $10.52 million (Q1 2011: $1.51 million), and income taxes paid and interest income paid and received amounted to $5.63 million (Q1 2011: $5.07 million), resulting in net cash provided by operating activities of $4.17 million (Q1 2011: $7.54 million).

Cash provided by the Company for the first quarter ended March 31, 2012, in investing activities totalled $9.95 million (Q1 2011: consumed by $17.86 million) with $7.59 million (Q1 2011: $12.33 million) for mineral properties, property, plant and equipment, $0.51 million (Q1 2011:  advances $5.53 million) net receipts on deposits on long term assets, offset by  $17.00 million (Q1 2011: $nil) net redemptions of short term investments, and proceeds on disposal of mineral properties, property, plant and equipment $0.03 (Q1 2011: $nil).

During the first quarter ended March 31, 2012, cash provided by financing activities totalled $0.46 million (Q1 2011: $0.08 million) with net proceeds on the issuance of common shares of $0.74 million (Q1 2011: $0.33 million), proceeds from long term debt of $nil (Q1 2011: $0.02 million), and offset by repayment of finance lease obligations of $0.28 million (Q1 2011: $0.27 million).

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within two and one-half years or before December 2012.  The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.50% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility to date.

The Company has raised funds from two prospectus financings in 2010.  The details of the expected use of proceeds and actual use of proceeds are discussed below.

Prospectus February 18, 2010 Closed March 2, 2010				Prospectus December 17, 2010 Closed December 23, 2010
	San Jose Project Financing				San Jose Project Financing**
	Expressed in CAD $ millions				Expressed in CAD $ millions
	Expected Use of Proceeds*	Actual Use of Proceeds**	Variance		Expected Use of Proceeds*	Actual Use of Proceeds	Variance
Mine development	$ 6.7	$ 11.2	$ (4.5)	Planned expansion	$ 14.5	$ -	$ 14.5
Processing plant	16.6	30.4	(13.8)	Exploration programs	5.5	11.4	(5.9)
Tailings dam	1.9	4.4	(2.5)	Working capital	17.7	26.3	(8.6)
Water and Infrastructure	3.0	3.5	(0.5)
Energy supply	-	2.5	(2.5)
Construction management	-	2.5	(2.5)
Total	$ 28.2	$ 54.5	$ (26.3)	Total	$ 37.7	$ 37.7	$ -
*excludes over-allotment				*excludes over-allotment
**US CAD FX rate at 1.0				** funds to be utilized post development

Management believes the Company’s cash position, along with its ongoing operations, in Caylloma and San Jose, and the available credit facility, is sufficient to support the Company’s operating and capital requirements on an ongoing basis. Actual funding requirements may vary from those planned due to further acquisition opportunities. Management believes it will be able to raise equity capital or access debt facilities as required in both the short and long term, but it recognizes the uncertainty attached thereto.

Management’s Discussion and Analysis Page - 18

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at March 31, 2012
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$ 14,088	$ -	$ -	$ -	$ 14,088
Due to related parties	181	-	-	-	181
Income tax payable	74	-	-	-	74
Long term liabilities	1,350	2,237	-	-	3,587
Operating leases	711	1,387	1,185	404	3,687
Provisions	863	760	941	3,556	6,120
	$ 17,267	$ 4,384	$ 2,126	$ 3,960	$ 27,737

Capital Commitments (expressed in $’000’s)

As at March 31, 2012, $7,395 of capital commitments forecasted to be expended within one year, includes the following: $5,100 for the ramp development at the San Jose property located in Mexico; $560 for local community infrastructure in Mexico; $1,722 for the tailing dam transport system, concentrator plant and electrical infrastructure renewal, and mine camp development at the Caylloma Property; and $13 for software development.

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notifying 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

The Company acts as guarantor to finance lease obligations held by two of its mining contractors.  These finance lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine. As at March 31, 2012, these obligations amounted to $165 with $43 maturing in 2012 and $122 maturing in 2013.

The Company, jointly with Radius Gold Inc., has entered into an office premise lease located in Canada, effective on November 28, 2011, the date the Company commenced carrying on business in the premises.  The shared office with Radius has been finalized with the Company obligated to pay 50% of the total rent payable. The lease term is eight years with the Company’s annual net rent payable, on 3,195 rentable square feet, as follows:

•

years one to two $111;

Management’s Discussion and Analysis Page - 19

•

years three to five $115; and,

•

years six to eight $118.

In addition, estimated operating costs, utilities, and realty taxes is $71 in the first year of occupancy. During 2011, the Company has advanced 50% of the three month security deposit in the amount of $47.

On May 24, 2010, the Company entered into a seven year office premise lease located Peru. The annual rent payable on 1,717 rentable square meters for office space, is as follows:

•

year one $289;

•

year two $297;

•

year three $306; and,

•

years four through seven the lease is subject a minimum annual increase of 3% or the Consumer Price Index published by Bureau of Labor Statistics of the United States Department of Labor, whichever is higher.

The lease also includes the use of additional space for mini-warehouse and parking spots, the obligation for which is $58 per annum for the first year and is subject to an annual increase of 3% as stated above until the end of the lease.  During 2011, the Company provided a security deposit of $44.

On March 15, 2011, the Company entered into a one year office premise lease located in Mexico with an annual lease obligation of $37 and has expired in March 14, 2012.   On February 17, 2012, the Company entered into a one year office premise lease, effective March 1, 2012, located in Mexico with an annual lease obligation of $18.

	Expressed in $’000’s
	Expected payments due by period as at March 31, 2012
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Office premises – Canada	186	553	374	335	1,448
Office premises – Peru	365	764	811	69	2,009
Office premises – Mexico	18	-	-	-	18
Total office premises	$ 569	$ 1,317	$ 1,185	$ 404	$ 3,475
Computer equipment – Peru	125	46	-	-	171
Computer equipment – Mexico	17	24	-	-	41
Total computer equipment	$ 142	$ 70	$ -	$ -	$ 212
Total operating leases	$ 711	$ 1,387	$ 1,185	$ 404	$ 3,687

Other Contingencies (expressed in $’000’s)

In February 2009, the Environmental Assessment and Oversight Agency (“OEFA”) in Peru, alleged the Company had five violations: two were for breaches of recommendations; two for excess of total suspended solids in water over the maximum allowable; and an alleged unauthorized discharge of effluent.  The Ministry of Energy and Mines in Peru (“OSINERGMIN”) decided to close the two alleged violations for failure to adopt recommendations and punish the Company for the three alleged violations and imposed a fine of $200 in 2010. The Company appealed on June 23, 2010.

Management’s Discussion and Analysis Page - 20

On February 22, 2012, the alleged unauthorized discharge of effluent was dismissed and confirmed a fine of $133 for the two alleged violations of excess of total suspended solids in water over the maximum allowable. The Company is proceeding with an administrative appeal to the Ministry of Energy and Mines in Peru (“OSINERGMIN”) for the remaining two alleged offenses.  The Company believes it is more likely than not that it will defend itself successfully in the claims and therefore has not recorded a provision for the potential exposure relating to these alleged violations.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢

certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction; and,

➢

the dollar value cannot be reasonably estimated.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $439.  This bank letter of guarantee expires 360 days from December 2011.

Banco Bilbao Vizcaya Argentaria, S.A. has also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals.  These bank letters of guarantee were renewed in June 2011 with expiry 360 days to June 2012.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the condensed interim consolidated financial statements and the related notes.

Management’s Discussion and Analysis Page - 21

Derivatives

	Expressed in $ millions
	March 31, 2012		December 31, 2011

	Assets	Liabilities	Assets	Liabilities
Lead forward contracts	$ 0.09	$ -	$ -	$ 0.05
Zinc forward contracts	0.06	-	0.07	-
Silver forward contracts	0.45	-	-	0.04
Total	$ 0.60	$ -	$ 0.07	$ 0.09

The Company occasionally enters into forward commodity contracts as well as put and call option commodity arrangements to secure a minimum price level on part of its zinc and lead metal production.  As at the end of the period no such contracts are outstanding.

Additionally, the Company enters regularly into short term forward and option contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms.  The forward sale and option contracts are settled against the arithmetic average of metal spot prices over the month in which the contract matures.  No initial premium associated with these trades has been paid.

Related Party Transactions

Parties are considered to be related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.  The condensed interim consolidated financial statements include the financial statements of Fortuna Silver Mines Inc. and its subsidiaries listed in the following table:

	Place of		Equity Interest as at
	Incorporation and		March 31,	December 31
Name	Operation	Principal Activity	2012	2011
Minera Bateas S.A.C.	Peru	Caylloma Mine	100%	100%
Fortuna Silver Mines Peru S.A.C.	Peru	Service company	100%	100%
Compania Minera Cuzcatlan SA	Mexico	San Jose Mine	100%	100%
Fortuna Silver Mexico, S.A. de CV.	Mexico	Exploration company	100%	100%
Fortuna Silver (Barbados) Inc.	Barbados	Holding company	100%	100%
Continuum Resources Ltd.	Canada	Holding company	100%	100%

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

Management’s Discussion and Analysis Page - 22

	Expressed in $’000’s
	Three months ended March 31,
Transactions with related parties	2012	2011
Salaries and wages [1,2]	$ 18	$ 27
Other general and administrative expenses [2]	147	47
Leasehold improvements [2]	4	-
	$ 169	$ 74

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for salaries and wages, general and administrative costs, and leasehold improvements incurred on behalf of the Company.

During the three months ended March 31, 2012, the Company issued 8,605 (2011: 6,756) common shares, at a fair market value of $5.81 (2011: $4.44) per share and paid $50 (2011: $30) cash to Radius, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid or payable to key management for services is shown below:

	Expressed in $’000’s
	Three months ended March 31,
	2012	2011
Salaries and other short term employee benefits	$ 550	$ 789
Directors fees	90	61
Consulting fees	45	46
Share-based payments	(343)	439
	$ 342	$ 1,335

The share-based payments includes the change in the deferred share unit (“DSU”) and restricted share unit (“RSU”) fair value over each reporting period and payments made under the DSU and RSU plans and the non-cancellation of share options.

Consulting fees includes fees paid to two non-executive directors in both 2012 and 2011.

c)

Period end Balances arising from Purchases of Goods/Services

Expressed in $’000’s
Amounts due from related parties	March 31, 2012	December 31, 2011
Owing from a director and officer [3]	$ 37	$ 36

Management’s Discussion and Analysis Page - 23

3 Owing from a director includes non-interest bearing advances to a director and officers at March 31, 2012 and December 31, 2011.

Subsequent to March 31, 2012 and to May 9, 2012, the amounts owing from a director and officer have been collected and no balances remain outstanding.

Expressed in $’000’s
Amounts due to related parties	March 31, 2012	December 31, 2011
Owing to a company with common directors [2]	$ 181	$ 205

Significant Accounting Judgments and Estimates

The preparation of these condensed interim consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates.  The condensed interim consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods. Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar (“US$”) functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar (“CAD$”) functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating within eighty percent of design capacity;

•

metallurgical recoveries are achieved within eighty percent of projections; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense.

Management’s Discussion and Analysis Page - 24

•

The identification of impairment indicators, cash generating units and determination of value in use and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,

•

the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

Management’s Discussion and Analysis Page - 25

Financial Instruments and Related Risks (expressed in 000’s)

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short term investments, derivative assets, trade receivable from concentrate sales, other accounts receivables, due from related parties, trade and other payables, due to related parties, and derivative liabilities approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

The amortized value of long term receivables approximates their fair value as these are measured at the amortized cost using the effective interest method.  The fair value of the lease and long term liabilities is $4,652 as at March 31, 2012.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

•

Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The Company has classified the determination of fair value of trade receivable concentrate sales, and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

Management’s Discussion and Analysis Page - 26

Expressed in $’000’s
Financial assets (liabilities) at fair value as at March 31, 2012
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 53,852	$ -	$ -	$ 53,852
Trade receivable from concentrate sales	-	16,393	-	16,393
Derivatives assets	-	604	-	604
	$ 53,852	$ 16,997	$ -	$ 70,849

There were no changes in the levels during the three months ended March 31, 2012.

Expressed in $’000’s
Financial assets (liabilities) at fair value as at December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 38,730	$ -	$ -	$ 38,730
Short term investments	17,000	-	-	17,000
Trade receivable from concentrate sales	-	11,287	-	11,287
Derivatives assets	-	70	-	70
Derivatives liabilities	-	(87)	-	(87)
	$ 55,730	$ 11,270	$ -	$ 67,000

There were no changes in the levels during the year ended December 31, 2011.

Accounts receivable includes trade receivable from concentrate sales, provisional price adjustments, and final price adjustments. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes to accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.  As such, these accounts receivable are classified within level 2 of the fair value hierarchy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts.  Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the three months ended March 31, 2012, there have been no changes in the classification of financial assets and liabilities in levels 1, 2, and 3 of the hierarchy.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

Management’s Discussion and Analysis Page - 27

As at March 31, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

	Expressed in ‘000’s
	March 31, 2012			December 31, 2011
	Canadian Dollars	Nuevo Soles	Mexican Pesos	Canadian Dollars	Nuevo Soles	Mexican Pesos
Cash and cash equivalents	$ 14,499	S/. 707	$ 4,364	$ 18,457	S/. 1,396	$ 1,758
Accounts receivable and other assets	42	2,714	74,452	42	5,657	58,939
Due from related parties	-	10	-	-	4,434	-
Trade and other payables	(1,613)	(9,644)	(23,751)	(1,580)	(17,993)	(24,310)
Due to related parties	(180)	-	-	(209)	-	-
Provisions, current	-	(1,539)	(3,439)	-	(1,351)	(3,163)
Income tax payable	-	(197)	-	-	(10,581)	-
Leases and long term liabilities	(2,167)	-	-	(2,691)	-	-
Provisions	-	(8,100)	(17,519)	-	(8,079)	(17,494)
Total	10,581	(16,049)	34,107	14,019	(26,517)	15,730
Total US$ equivalent	10,610	(6,015)	2,654	13,745	(9,832)	1,125

Based on the above net exposure as at March 31, 2012, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $1,179 (2011: $1,527) and a net loss of $373 (2011: $967).

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk. The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

The Company’s maximum exposure to credit risk at March 31, 2012 is as follows:

Management’s Discussion and Analysis Page - 28

	March 31, 2012	December 31, 2011
Cash and cash equivalents	$ 53,852	$ 38,730
Short term investments	-	17,000
Accounts receivable and other assets	24,966	19,167
Derivative assets	604	70
Due from related parties	37	36
	$ 79,459	$ 75,003

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

Refer to Contractual Obligations for the expected payments due as at March 31, 2012.

Significant Changes in Accounting Policies including Initial Adoption

IFRS 7 Financial Instruments: Disclosures (Amendment)

The amendment, effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets, where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them; financial assets that are not derecognized in their entirety.  The Company has evaluated the amendment to IFRS 7 and the amendment does not have a material impact on the Company’s condensed interim consolidated financial statements.

IAS 12 Income Taxes (Amendment)

IAS 12 Income Taxes, amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis.  The amendment is effective for annual periods beginning on or after January 1, 2012.   The Company has evaluated the amendment to IAS 12 and the amendment does not have a material impact on the Company’s condensed interim consolidated financial statements.

Management’s Discussion and Analysis Page - 29

New Accounting Standards

The Company is currently assessing the impact of adopting the new accounting standards, noted below, on our condensed interim consolidated financial statements.

The following standards and amendments to existing standards have been published and are mandatory for the Company’s annual accounting periods beginning on or after July 1, 2012 or later:

i)

New Accounting Standards Impacting on or after July 1, 2012

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRSs to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9).  In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

The amendment is effective for annual periods beginning on or after July 1, 2012.

ii)

New Accounting Standards Impacting on or after January 1, 2013

IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment)

At its meeting on December 13-15, 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements issued by the IASB and the FASB in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company's financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

IFRS 10 Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements, and SIC12 Consolidation - Special Purpose Entities.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.

Management’s Discussion and Analysis Page - 30

IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  IFRS 10 may be adopted to an earlier accounting period, but in doing so, an entity must disclose the fact that it has early adopted the standard and apply IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (as amended in 2011), IAS 28 Investments in Associates and Joint Ventures (as amended in 2011).

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly-Controlled Entities-Non-Monetary Contributions by Venturers.  This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures).  This standard is effective for annual periods on or after January 1, 2013, with early adoption permitted.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 combines the disclosure requirements for an entity’s interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard.  This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions with the scope of IAS 17 Leases; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 Inventories; or value in use IAS 36 Impairment of Assets.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IAS 19 Post-employment Benefits

On June 16, 2011 the IASB issued amendments to IAS 19, Employee Benefit, in order to improve the accounting for pensions and other post-employment benefits.

The amendments make important improvements by:

-

eliminating the option to defer the recognition of gains and losses, known as the ‘corridor method’ or the “deferral and amortization approach”;

-

streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring re-measurements to be presented in OCI, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations;

-

enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

The amendments are effective for financial years beginning on or after January 1, 2013. Earlier application is permitted.

Management’s Discussion and Analysis Page - 31

IAS 27 Separate Financial Statements

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard will not have an impact on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

iii)

New Accounting Standards Impacting on or after January 1, 2014

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment)

At its meeting on December 13-15, 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities.  As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

iv)

New Accounting Standards Impacting on or after January 1, 2015

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value, and all financial liabilities classified as subsequently measured at amortized cost except for financial liabilities as at FVTPL. The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Management’s Discussion and Analysis Page - 32

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at May 9, 2012 is 125,268,751 common shares. In addition, a total of 3,688,289 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	1,663,651	$4.46	June 8, 2014
	200,000	$1.35	February 5, 2016
	50,000	$2.29	March 30, 2016
	10,000	$1.75	May 8, 2016
	2,500	$0.85	July 5, 2016
	225,000	$1.55	July 5, 2016
	225,000	$1.66	July 10, 2016
	35,000	$0.85	January 11, 2017
	350,000	$2.22	January 11, 2017
	184,138	$6.67	February 20, 2017
	38,000	$0.85	June 27, 2017
	25,000	$0.85	October 24, 2017
	250,000	$0.85	October 5, 2018
	230,000	$0.85	November 5, 2018
	200,000	$0.83	July 6, 2019
TOTAL OUTSTANDING OPTIONS	3,688,289

Management’s Discussion and Analysis Page - 33

Other Risks and Uncertainties

There have been no major changes from the reported risks factors outlined in the Annual Information Form for the financial year ended December 31, 2011.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of March 31, 2012, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s  management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of March 31, 2012, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Management’s Discussion and Analysis Page - 34

Outlook

San Jose Mine, Mexico

Exploration at San Jose in 2012 will continue to focus on the evaluation and advancement of multiple mineral occurrences outlined through mapping and stream and soil sampling on the 58,000 hectare land package the Company controls in the area surrounding the San Jose Mine.  A 15,000 meter drill program has been budgeted for the year to drill test new targets and follow-up on the results of the 2011 program.

Caylloma Mine, Peru

For 2012, the mine is scheduled to produce 2 million ounces of silver with additional by-product gold, lead and zinc.  Capital projects budgeted for the year total $25 million and include a new tailings facility with total holding capacity for seventeen years, camp improvements, upgrading of the power grid and plant equipment and infrastructure optimizations.

2012 Production Guidance

For 2012, the Company is scheduled to produce 3.7 million ounces of silver and 17,400 ounces of gold production or 4.6 million Ag Eq ounces plus base metal credits.

Mine	Silver (M oz)	Gold (k oz)	Zinc (M lbs)	Lead (M lbs)
Caylloma, Peru	2.0	2.4	21.0	18.0
San Jose, Mexico	1.7	15.0	--	--
Total:	3.7	17.4	21.0	18.0

•

2012 forecast silver production of  3.7 million ounces and gold production of 17,400 ounces or 4.6 million Ag Eq ounces plus base metal credits (Ag = US$30/oz, Au = US$1,660/oz; metallurgical recoveries of 88% and 90% for Ag and Au respectively)

•

Ag Eq = Silver Equivalent

Management’s Discussion and Analysis Page - 35

Cautionary Statement on Forward-Looking Statements

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”).  Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact. Forward-looking statements relate to, among other things:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing to achieve full production capacity at the Company’s properties;

•

timing for completion of infrastructure upgrades related to the Company’s properties;

•

timing for delivery of materials and equipment for the Company’s properties; and

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labor and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

Management’s Discussion and Analysis Page - 36

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the “Risks and Uncertainties” section in the MD&A and in the “Risk Factors” section in the Company’s Annual Information Form for the financial year ended December 31, 2011 filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.edgar.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 37